April 5, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Ms. Katherine Hsu and Ms. Michelle Stasny
Re:	Verizon ABS II LLC Verizon Master Trust Registration Statement on Form SF-3 Filed February 12, 2021 File Nos. 333-253034 and 333-253034-01

Dear Ms. Hsu and Ms. Stasny:
On February 12, 2021, our client, Verizon ABS II LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3 (the “Initial Registration Statement”), including a form of prospectus for use in offering asset-backed notes (the “Initial Prospectus”) and certain exhibits.  On March 8, 2021, we received a letter containing your comments (the “Comments”) to the Initial Registration Statement.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement, including an amended form of prospectus (the “Amended Prospectus”) and certain exhibits.   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.
For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Responses are to the Amended Prospectus.

Registration Statement on Form SF-3

General

1.
Comment: We note your statement that each series will be backed by Trust DPPAs designated to a related Group and your statement that the Series will be backed solely by the revolving pool of DPPAs and related rights designated to a group and the Notes will not be backed by, or entitled to receive collections on or proceeds of, any Assets of the Trust other than the assets designated to the group. Please provide us with your analysis as to why this is not a series trust or revise. We note that the master trust exception to the discrete pool requirement in the Regulation AB definition of asset-

Securities and Exchange Commission
April 5, 2021

backed security requires that future issuances be backed by the same, although expanded, pool. The disclosure here, however, contemplates multiple, separate transactions out of one issuing entity. Refer to Item 1101(c)(3)(i) of Regulation AB and SEC Release No. 33-8518 (Dec. 22, 2004) at Sections III.A.2.c. and III.A.2.f.

Response:  The trust is a master trust and not a series trust.  As noted in Section III.A.2.c of SEC Release Nos. 33-8518; 34-50905, “a series trust … [is] different from a master trust structure typical in credit card ABS…[where] all securities, although issued at different times, are backed by one pool…[A]n ABS transaction with one asset pool could divide allocations of the cash flows from the pool among separate classes of securities and still qualify as an asset-backed security.”  We have revised the Amended Prospectus to clarify that, unlike a series trust, all series of notes and other credit extensions will be secured by all receivables in the master trust.  Consistent with other master trusts, the Amended Prospectus makes clear that separate allocations from an asset pool (which we refer to as “groups”) will be used only to divide allocations of the cash flows among the series of notes or other credit extensions that are related to those groups.  Furthermore, consistent with the fact that all device payment plan agreements held by the trust secure all of the credit extensions of the trust regardless of group, we have revised the Amended Prospectus to provide that upon the occurrence of an event of default and an acceleration of the credit extensions of one group, under certain circumstances, the trust may sell device payment plan agreements the cash flows of which are designated to another group to pay amounts due in respect of any such accelerated credit extensions.  We direct your attention to the cover page and pages 9, 16, and 85 of the Amended Prospectus.
2.
Comment: We also note that from time to time after the related acquisition date, the trust, with the consent of the servicer, has the right to re-designate receivables from one group to another on a designation date. There does not appear to be specific criteria for re-designation of the receivables. Please tell us how this feature of the transaction complies with the requirement in the definition of an asset-backed security, as defined in Item 1101 of Regulation AB, that the activities of the issuing entity for the asset-backed securities be limited to passively owning or holding the pool of assets.

Response:  First, we note our response to comment number 1 above – the Amended Prospectus has been revised to reflect the fact that there will be a single pool of device payment plan agreements that secures all notes and other credit extensions issued by the trust.  Separate allocations from the groups in the asset pool will be used only to divide allocations of the cash flows among the series of notes or other credit extensions that are related to those groups.  Therefore, re-designation of a receivable from one group to another will not represent active management of an asset pool.

Second, we have revised the Amended Prospectus throughout to reflect the following limits on the ability of the trust, with the consent of the servicer, to re-designate receivables from one group to another.  Receivables may be re-designated to a group with outstanding notes or other credit extensions only if they meet the eligibility criteria for

Securities and Exchange Commission
April 5, 2021

such group.  Receivables may only be re-designated out of a group if such group does not have any outstanding notes or other credit extensions.  As a result, in no event would any receivables ever be re-designated away from a group related to an outstanding series of notes, registered or otherwise.  Additions to a group related to outstanding notes or other credit extensions, including publicly registered notes, will be the types of additions contemplated by the definition of “master trust” in Item 1101 of Regulation AB, in that additional assets may be added in connection with the issuance of future issuances of asset-backed securities backed by the pool, and in connection with maintaining minimum pool balances in accordance with the transaction agreement requirements for revolving periods.

Risk Factors, page 44

3.
Comment: To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Response:  We direct your attention to pages 59 and 69 of the Amended Prospectus, where we have revised the disclosure to address the unknown potential impact of future legislation or regulation that relates to climate change.

Description of the Transaction Documents, page 85

4.
Comment: We note your disclosure that a copy of the Indenture will be filed with the SEC upon the filing of the prospectus. Please confirm that you will file all finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement no later than the date the final prospectus is required to be filed under Rule 424 of the Securities Act. Refer to Item 1100(f) of Regulation AB.

Response:  On behalf of the Company, we confirm that the Company will file all finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement no later than the date the final prospectus is required to be filed under Rule 424 of the Securities Act.

Sponsor, Servicer, Custodian, Marketing Agent and Administrator

Parent Support Provider, page 101

5.	Comment: We note that Cellco, as originator and as servicer, has an obligation to reacquire a receivable for a breach of any representation and Verizon

Securities and Exchange Commission
April 5, 2021

Communications, as parent support provider, is obligated to guarantee the payment obligations of the originators and the servicer, among others. Please confirm that you will provide information regarding Cellco and Verizon Communication's financial conditions if there is a material risk that the ability of either entity to comply with the reacquisition provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f) and 1110(c) of Regulation AB.

Response:  On behalf of the Company, we confirm that the Company will provide information regarding Cellco’s and Verizon Communications’ financial condition if there is a material risk that the ability of either entity to comply with the reacquisition provisions could have a material impact on pool performance or performance of the asset-backed securities.

Servicing the Receivables and the Securitization Transaction

Material Changes to Collections and Other Servicing Procedures, page 113

6.
Comment: We note that you intend to update this section. Please confirm that at the time of takedown you will include here or elsewhere in the prospectus a description of how such changes may affect the cash flows from the assets or to the securities.

Response:  On behalf of the Company, we confirm that, at the time of a takedown, the Company will include in the prospectus a description of how any material changes to collections and other servicing procedures may affect the cash flows from the assets or to the securities.

Delinquency and Write-Off Experience, page 113

7.
Comment: Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1e of Form SF-3.

Response:  On behalf of the Company, we confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the entire asset pool held by the trust or of the asset pool the cash flows of which are designated to the group related to the notes on the date of any issuance of such notes under this form of prospectus.

Servicer Modifications and Obligations to Acquire the Receivables, page 115

8.
Comment: We note your statement here that if the servicer makes certain modifications, the servicer typically will be required to acquire all affected Receivables from the Trust and your bracketed disclosure that the Servicer has implemented certain

Securities and Exchange Commission
April 5, 2021

relief programs in response to COVID-19. Please revise your disclosure to describe the impact of COVID-19 relief programs on the servicer’s obligation to acquire receivables. In this regard, we note that the risk factor on page 80 states that absent a breach of representations and warranties, the Originators and Servicers will have no obligation to reacquire or acquire “any Receivables where the related Obligor was adversely affected by the COVID-19 Pandemic (including Receivables extended or modified after the related Cutoff Date).”

Response:  We direct your attention to page 82 of the Amended Prospectus, where we have revised the disclosure to clarify that while the originators and the servicer will have no obligation to reacquire or acquire, as applicable, any receivables solely because the obligor was adversely affected by the COVID-19 pandemic, the servicer does have an obligation to acquire receivables, including any receivables where the related obligor was adversely affected by the COVID-19 pandemic, to the extent the servicer makes certain modifications to receivables, including if it cancels a receivable or reduces or waives the remaining principal balance under a receivable or any portion thereof and/or as a result, the monthly payments due thereunder.

9.	Comment: Please tell us what ongoing disclosures you will provide to investors about assets that are subject to COVID-19 relief programs.

Response:  Currently, Verizon Wireless does not have any COVID-19 relief programs in place that are material to investors.  However, if any COVID-19 relief programs are implemented that are material to investors, at the time of a takedown, the Company will include in the prospectus a description of any such COVID-19 relief programs and their impact on the assets and the securities.  In addition, to the extent material to any outstanding securities, the Company will also include on the Form 10-D filed with respect to the collection period during which a COVID-19 relief program was implemented, disclosure about any assets that are subject to such program.

Receivables

Composition of the Receivables, page 121

10.
Comment: Please revise to include bracketed disclosure regarding the number of accounts in the pool that are subject to the COVID-19 relief programs, if the disclosure would be material to the offering.

Response:  As noted above in our response to question 9, we note that Verizon Wireless currently does not have any COVID-19 relief programs in place that are material to investors.  Because the number of accounts in the Verizon Wireless portfolio of receivables that were subject to the prior COVID-19 relief programs is not material, the Company has not included such disclosure in the prospectus.

Asset Representations Review

Securities and Exchange Commission
April 5, 2021

Delinquency Trigger, page 134

11.
Comment: We note that you have bracketed the entirety of your delinquency information disclosure on page 135. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change.

Response:  We direct your attention to page 135 of the Amended Prospectus, where we have revised the disclosure to remove the brackets around the delinquency methodology.

[The [Cap][Swap] Agreement], page 166

12.
Comment: We note your bracketed disclosure on page 168 that the significance percentage of the cap agreement is expected to be less than 10%. Please also include bracketed language disclosing the expected significance percentage of the swap agreement. Refer to Item 1115(a)(4) of Regulation AB.

Response:  We direct your attention to page 168 of the Amended Prospectus, where we have revised the disclosure to include bracketed language stating that the significance percentage of the swap agreement is expected to be less than 10%.

Credit Risk Retention

[Eligible Horizontal Residual Interests], page 171

13.
Comment: We note your disclosure on page 174 that the sponsor believes that the inputs and assumptions described include the inputs and assumptions that could have a significant impact on the fair value calculation or a prospective noteholder’s ability to evaluate the sponsor’s fair value calculations. Please revise to specify that the sponsor has described all inputs and assumptions that could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculation. Refer to Rule 4I(1)(F) of Regulation RR.

Response:  We direct your attention to page 174 of the Amended Prospectus, where we have revised the disclosure to clarify that the sponsor has described all inputs and assumptions that could have a significant impact on the fair value calculation or a prospective investor’s ability to evaluate the sponsor’s fair value calculation.

Schedule I, Schedule II, Annex A, Annex B, Annex C and Annex D

14.	Comment: Please revise to include language which indicates that these schedules and annexes are specifically incorporated into the prospectus.

Securities and Exchange Commission
April 5, 2021

Response:  We direct your attention to page 6 of the Amended Prospectus, where we have revised the disclosure to include language which indicates that Schedule I, Schedule II, Annex A, Annex B, Annex C and Annex D are specifically incorporated into the prospectus.

Should you have any further questions or comments please contact me at 212‑309‑6200.

Regards,
/s/ Reed D. Auerbach
Reed D. Auerbach

cc:            Karrie Schweikert, Esq., Verizon